Exhibit 99.(e)(4)

Final Version
PRIVILEGED & CONFIDENTIAL

CERBERUS INSTITUTIONAL PARTNERS V, L.P.
875 Third Avenue, 11th Floor
New York, NY  10022

January 10, 2013

SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

Ladies and Gentlemen:

Reference is hereby made to (i) that certain Tender Offer Agreement, dated as of the date hereof (the “TOA”), by and among Symphony Investors LLC (the “Offeror”) and SUPERVALU INC. (“SVU”) and, solely for purposes of Section 2.09, Section 2.10 and Section 5.04 of the TOA, Cerberus Capital Management, L.P. (“Cerberus”), pursuant to which the  Offeror has agreed, subject to the terms and conditions contained therein, to commence a tender offer (as it may be amended from time to time as permitted under the TOA) to purchase up to 30% of the issued and outstanding Company Common Stock and, subject to Section 1.03 of the TOA, to purchase the Issued Shares, if applicable, and (ii) that certain letter agreement, dated as of the date hereof (the “Equity Commitment Letter”), by and among the Guarantor, the other Equity Investors named therein (such other Equity Investors, the “Co-Investors”, and together with the Guarantor, the “TOA Equity Investors”) and the Offeror, pursuant to which the TOA Equity Investors have agreed, subject to the terms and conditions contained therein, to purchase or cause to be purchased, concurrent with the Offer Closing, equity securities in the Offeror for the aggregate purchase price specified therein.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the TOA.  References to any agreement herein shall be deemed to be to such agreement as it may be amended, modified or supplemented from time to time in accordance with its terms.

1.             Limited Guarantee.  (a) Subject to the terms and conditions herein, to induce SVU to enter into the TOA, the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to SVU, the due and punctual payment of the Equity Financing to the Offeror (the “Obligations”); provided that, notwithstanding anything to the contrary herein, but subject to Section 1(f), it is explicitly acknowledged and agreed that if (i) the Equity Financing is paid to the Offeror in accordance with the Equity Commitment Letter, (ii) the Buyer Termination Fee (as such term is defined in the SPA) (and any interest required to be paid thereon pursuant to Section 7.3(a) of the SPA) is paid to SVU in accordance with the SPA, then, in the case of clause (i), upon payment of the Equity Financing to the Offeror, or in the case of clause (ii), upon payment of the Buyer Termination Fee (and any interest required to be paid thereon pursuant to Section 7.3(a) of the SPA) to SVU, and, for the avoidance of doubt, upon consummation of the Offer and Issuance (if applicable) in accordance with the TOA, the Guarantor’s guarantee of the Obligations will be deemed to be satisfied (the Obligations, as qualified by the limitations set forth in this proviso, the “Guaranteed Obligations”, and the Guarantor’s guarantee to satisfy such Guaranteed Obligations, the “Guarantee”).  All payments hereunder shall be made in lawful money of the United States, in immediately available funds.  In no event shall the Guarantor be obligated hereunder to make any payment other than in respect of the Guaranteed Obligations.

(b)           Notwithstanding anything to the contrary contained in this Guarantee, SVU hereby agrees that to the extent that the Offeror is relieved of all or any portion of the Obligations by the satisfaction thereof or pursuant to any written agreement with SVU entered into prior to the Closing (any amount so relieved, the “Reduction Amount”), the applicable Obligations shall be reduced by an amount equal to the Reduction Amount.

(c)           This Guarantee is a guarantee of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Guarantee, irrespective of whether any action is brought against the Offeror, any of the Co-Investors or any other Person or whether the Offeror, any Co-Investor or any other Person is joined in any such action or actions.  Without limiting the foregoing, SVU shall not be obligated to file any claim relating to the Obligations in the event that the Offeror or any Co-Investor becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of SVU to so file shall not affect the Guarantor’s obligations hereunder.

(d)           Subject to Section 1(b) above, the liability of the Guarantor under this Guarantee is absolute, unconditional and irrevocable and continuing in accordance with the terms hereof irrespective of (i) any modification, amendment or waiver of or any consent to departure from the TOA or the Equity Commitment Letter or that may be agreed in writing by the Offeror or any of the Co-Investors, (ii) any change in the limited liability company existence, structure or ownership of the Offeror, AB Acquisition LLC (“Buyer”) or any of the TOA Equity Investors, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of the Offeror, Buyer or Guarantor or affecting any of the assets of any of the foregoing, (iii) any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, the Guaranteed Obligations, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the TOA or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof, (iv) the existence of any claim, set-off or other right that the Guarantor may have at any time against the Offeror, Buyer or any TOA Equity Investor, whether in connection with the Guaranteed Obligations or otherwise, (v) any action or inaction on the part of SVU, including, without limitation, the absence of any attempt to assert any claim or demand against the Offeror or any of the TOA Equity Investors or to collect the Guaranteed Obligations from any of the foregoing, (vi) the adequacy of any other means the Guarantor may have of obtaining repayment of the Guaranteed Obligations, (vi) the value, genuineness, validity, regularity, illegality or enforceability of the

Equity Commitment Letter, (vii) the addition, substitution or release of any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the TOA (including any other Guarantor) or (viii) any other circumstances that might constitute a defense available to, or a discharge of, the Guarantor hereunder (other than payment and performance in full or termination of the Guarantee in accordance with its terms).

(e)           To the fullest extent permitted by law, the Guarantor hereby irrevocably and expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by SVU.  The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligations and notice of or proof of reliance by SVU upon this Guarantee or acceptance of this Guarantee.  The Guaranteed Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between the Offeror, Buyer, the Co-Investors or the Guarantor, on the one hand, and SVU, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee.  When pursuing its rights and remedies hereunder against the Guarantor, SVU shall be under no obligation to pursue such rights and remedies it may have against the Offeror, Buyer, any of the Co-Investors or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by SVU to pursue such other rights or remedies or to collect any payments from the Offeror, Buyer, any of the Co-Investors or any such other Person or to realize upon or to exercise any such right of offset, and any release by SVU of any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of SVU.

(f)            In the event that any payment to SVU in respect of the Guaranteed Obligations is rescinded and/or returned to the Guarantor for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made; provided, however, that in the event that any payment to SVU in respect of the Guaranteed Obligations is rescinded as a result of a claim brought by the Guarantor or any Person claiming by, through or under the Guarantor and not returned to the Guarantor or any such Person for any reason whatsoever, this Guarantee shall not continue to be effective or be reinstated with respect to any such payments made and subsequently so rescinded and/or returned.

(g)           The Guarantor waives promptness, diligence, notice of the acceptance of this Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of the Guaranteed Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Offeror, Buyer, any of the Co-Investors or any other Person interested in the transactions contemplated by the TOA, and all suretyship defenses generally.  Notwithstanding anything to the contrary herein, for the avoidance of doubt, the Guarantor retains any and all defenses that may be available pursuant to the TOA to the Offeror, Buyer, the Co-Investors or the Guarantor that the Guaranteed Obligations are not due pursuant to the TOA and/or have already been satisfied or performed.  The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the TOA and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.  The Guarantor hereby covenants and agrees that it shall not institute any proceeding asserting or assert as a defense in any proceeding, and shall cause its respective Affiliates not to institute any proceeding asserting or assert as a defense in any proceeding, (i) a Prohibited Defense (as defined below) or (ii) that this Guarantee is illegal, invalid or unenforceable in accordance with its terms.

(h)           SVU, by its acceptance of the benefits hereof, acknowledges as follows:

(i)            It has no right of recovery in respect of a claim arising under the TOA (other than as a result of a breach of Section 10 of the Equity Commitment Letter) or in connection with any documents or instruments delivered in connection therewith (which, for the avoidance of doubt, shall exclude the SPA and the documents and instruments delivered in connection therewith, including this Guarantee, against any former, current or future officer, agent, affiliate or employee of the Guarantor, the Co-Investors or the Offeror (or any of their successors or permitted assignees), against any former, current or future general or limited partner, member or stockholder of the Guarantor, the Co-Investors or the Offeror (or any of their successors or permitted assignees), notwithstanding that the Guarantor, the Co-Investors or the Offeror is or may be a limited liability company or partnership, or any affiliate thereof or against any former, current or future director, officer, agent, employee, affiliate, general or limited partner, stockholder, manager or member of any of the foregoing (collectively, “Equity Investor Affiliates”; it being understood that the foregoing and the term Equity Investor Affiliates shall not include the Guarantor, the Co-Investors, the Buyer or the Offeror), whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Offeror against the Equity Investor Affiliates, or otherwise, except for its rights against a TOA Equity Investor under the Equity Commitment Letter and against the Guarantor under this Guarantee and subject to the applicable limits contained therein and herein.

(ii)           Unless the Guarantor asserts a Prohibited Defense (as defined below), recourse against the TOA Equity Investors under the Equity Commitment Letter and against the Guarantor under this Guarantee (such recourse being subject to the applicable limits contained therein and herein) shall be the sole and exclusive remedy of SVU and its Affiliates against the Guarantor, the Offeror, any Co-Investor and any Equity Investor Affiliates in respect of any liabilities or obligations arising under, or in connection with, the TOA or the transactions contemplated thereby (for the avoidance of doubt, without prejudice to any remedies in respect of any liabilities or obligations arising under the SPA), including in the event the Offeror breaches any covenant, representation or warranty under the TOA or the Guarantor breaches a covenant, representation or warranty hereunder.  Unless the Guarantor asserts a Prohibited Defense (as defined below), SVU hereby covenants and agrees that it shall not institute, and shall cause its controlled affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the TOA or the transactions contemplated thereby (for the avoidance of doubt, without prejudice to the ability to institute any proceeding or claim arising under, or in connection with, the SPA or the transactions contemplated thereby), against the

Guarantor, the Offeror, any Co-Investor or any Equity Investor Affiliates except for claims against the TOA Equity Investors under the Equity Commitment Letter and against the Guarantor under this Guarantee.  Nothing set forth in this Guarantee shall affect or be construed to affect any liability of the Offeror to SVU or shall confer or give, or shall be construed to confer or give, to any Person other than SVU any rights or remedies against any Person other than the rights of SVU against the Guarantor as expressly set forth herein.  Notwithstanding anything in this Section 1(h) to the contrary, this Section 1(h) shall not limit SVU’s rights against the Offeror under the TOA.  For the avoidance of doubt, SVU shall not be entitled to recover more than payment in full in respect of any obligations owed under the Equity Commitment Letter, this Guarantee and the TOA.

(iii)          SVU acknowledges that the Guarantor is agreeing to enter into this Guarantee in reliance on the provisions set forth in this Section 1(h).  This Section 1(h) shall survive the termination of this Guarantee.

(i)            Other than the obligations of each Co-Investor and the Offeror pursuant to that certain Investment and Interim Investors Agreement, dated as of the date hereof, by and among the TOA Equity Investors, the Offeror and the other signatories thereto (the “TOA Investor Agreement”), to fund such Co-Investor’s or the Offeror’s, as applicable, portion of any payments required to be made by Guarantor hereunder (which obligations under such TOA Investor Agreement shall in no way impair or otherwise adversely modify SVU’s rights under this Guarantee), the Guarantor hereby irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against the Offeror, any Co-Investor or any other Person liable with respect to the Guaranteed Obligations that arise from the existence, payment, performance or enforcement of the Guarantor’s obligation under or in respect of this Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of SVU against the Offeror, any Co-Investor or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Offeror, any Co-Investor or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations and any other amounts that may be payable under this Guarantee shall have been paid in full in cash.  If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Guaranteed Obligations and any other amounts that may be payable under this Guarantee, such amount shall be received and held in trust for the benefit of SVU, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to SVU, in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations and any other amounts that may be payable under this Guarantee, in accordance with the terms of the TOA and herewith, whether matured or unmatured, or to be held as collateral for the Guaranteed Obligations or other amounts payable under this Guarantee thereafter arising.

2.             Claims.  If SVU desires to assert any claims under this letter agreement, it must make written demand upon the Guarantor.

3.             Representations and Warranties.  The Guarantor hereby represents and warrants to SVU as follows:

(a)           The Guarantor is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware.

(b)           The execution and delivery of this letter agreement by the Guarantor and the performance by the Guarantor of its covenants and agreements hereunder has been duly and validly authorized by all requisite limited liability company action and no other limited liability company proceedings are necessary to authorize such execution, delivery and performance of this letter agreement.

(c)           Upon execution by each of the parties hereto, this letter agreement shall be in full force and effect and shall constitute a valid and binding agreement of the Guarantor, enforceable against the Guarantor in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally.

(d)           The execution and delivery of this letter agreement by the Guarantor and the performance by the Guarantor of its covenants and agreements hereunder do not and will not (i) violate its organizational and governing documents, (ii) violate any law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it is a party, other than such items that, individually or in the aggregate, would not reasonably be expected to prevent or delay it from performing the Guaranteed Obligations.

(e)           As of the date hereof, and as of the Closing Date, the Guarantor has access and will have access to all funds necessary to pay and all of the Guaranteed Obligations hereunder.

4.             Effectiveness.  This letter agreement will be effective upon the acceptance by SVU of the terms and conditions of this letter agreement as evidenced by its execution hereof and the execution and delivery of the TOA, the Equity Commitment Letter and the TOA Investor Agreement by the applicable parties thereto.  Any claim against the Guarantor arising under this letter agreement shall be barred if not brought in a court of competent jurisdiction on or before the date that is 90 days following the earlier of the termination of the TOA and July 10, 2013.

5.             Governing Law.  This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this letter agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this letter agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall only be brought and determined in any federal court of the Southern District of New York or any state court located in the Borough of Manhattan, City of New York, State of New York.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this letter agreement or any of the transactions contemplated by this letter agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this letter agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 5; (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum; (ii) the venue of such suit, action or proceeding is improper; or (iii) this letter agreement, or the subject matter hereof, may not be enforced in or by such courts.

6.             WAIVER OF JURY TRIAL.  EACH OF THE PARTIES TO THIS LETTER AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.

7.             Entire Agreement.  This letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, among the Guarantor and SVU, and any other person with respect to the matters contemplated by this letter agreement.  No transfer of any rights or obligations hereunder shall be permitted without the consent of the Guarantor, in the case of a transfer by SVU, and SVU, in the case of a transfer by the Guarantor.  Any transfer in violation of the preceding sentence shall be null and void.

8.             Specific Enforcement.  The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with its specific terms or were otherwise breached and further agree that SVU shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such order or injunction.  The Guarantor further agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (x) SVU has an adequate remedy at law or (y) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or equity, except on the basis of any fraud by SVU, ((x) and (y) the “Prohibited Defenses”).

9.             No Waiver; Cumulative Rights.  No failure on the part of SVU to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by SVU of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.  Each and every right, remedy and power hereby granted to SVU or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by SVU at any time or from time to time.  SVU shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of SVU’s rights against, the Offeror or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the TOA prior to proceeding against the Guarantor hereunder.

10.          Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to the Guarantor:

Cerberus Institutional Partners V, L.P.
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, NY 10022

Attention:	Lenard B. Tessler
Mark A. Neporent, Esq.
Lisa A. Gray, Esq.
Facsimile:	(212) 755-3009

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Attention:	Stuart D. Freedman, Esq.
Robert B. Loper, Esq.
John M. Pollack, Esq.
Facsimile:	(212) 593-5955

If to SVU :

SUPERVALU, INC.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

Attention:	[•]
Facsimile:	[•]

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention:	David M. Silk, Esq.
Igor Kirman, Esq.
DongJu Song, Esq.
Facsimile:	(212) 403-2000

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

[signature page follows]

Sincerely,

CERBERUS INSTITUTIONAL PARTNERS V, L.P.

By: CERBERUS INSTITUTIONAL ASSOCIATES II, L.L.C., its General Partner

By:	/s/ Mark Neporent
	Name:	Mark Neporent
	Title:	Senior Managing Director

Agreed and accepted on this January 10, 2013

SUPERVALU, INC.

By:	/s/ Wayne Sales
	Name:	Wayne Sales
	Title:	Chief Executive Officer and Chairman

Tender Offer Limited Guaranty

Signature Page